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Exhibit

Exhibit Description

99 Announcement on 2024/04/03: Company’s statement on impact from earthquake occurred on April 3, 2024

Exhibit 99

Company’s statement on impact from earthquake occurred on April 3, 2024

1. Date of occurrence of the event: 2024/04/03

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: N/A

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

UMC today announced that the recent 7.2 magnitude earthquake recorded off the coast of Hualien, Taiwan in the early hours of April 3rd had no material impact on UMC’s operations. All personnel are safe at UMC facilities. Automatic safety measures at the company’s fabs in Hsinchu and Fab 12A in Tainan were triggered and some wafers in the production line were affected.

Currently, operations and wafer shipment are resuming as normal, and there will be no meaningful impact on UMC’s finances and business.